COMMERZBANK

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2005 JAN -4 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 31, 2004



05005071

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of certain press releases, which are already published on Commerzbank's website, and which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

PROCESSED
JAN 12 2005
THOMSON FINANCIAL





Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure



Press Release

For the business editor

December 21, 2004

As the fllowing press release was not simultaneously published in English, we present a summay of the main points of the German text here, followed by the complete original German text:

Extensive personnel changes at Commerzbank

Following newly designated areas of responsibility for members of the Board of Managing Directors announced on November 10, further personnel and organizational changes will take place as of January 1, 2005.

In its domestic Corporate Banking business, for which board member Martin Blessing is responsible, Commerzbank will re-emphasize its goal to become the leading Mittelstands bank in Germany. To achieve this end, starting in 2005 direct line management will be established for both the Mittelstand and the major corporate customers.

In the future, two Regional board members directly under the board level will be responsible for the Mittelstand business.

The original German text:

Umfangreiche Personalveränderungen bei der Commerzbank

Im Zuge der ab 10. November geltenden Neuverteilung der Ressortzuständigkeiten im Commerzbank-Vorstand folgen zum 1. Januar 2005 weitere personelle und organisatorische Änderungen.

Im inländischen Firmenkundengeschäft, das im Vorstand von Martin Blessing verantwortet wird, will die Commerzbank ihr Ziel, die führende Mittelstandsbank in Deutschland zu werden, noch konsequenter verfolgen. Dazu werden ab 2005 einheitliche Führungslinien für das Geschäft mit dem Mittelstand und den Großkunden geschaffen.

Künftig wird das Mittelstandsgeschäft unterhalb des Vorstands von zwei Regionalvorständen verantwortet: Klaus Kubbetat ist für die

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Regionen Ost und Süd verantwortlich, Martin Fischedick betreut als erster Ansprechpartner des Mittelstands die Gebietsfilialen im Norden und Westen.

Für die Großkunden zeichnen drei Regionalvorstände verantwortlich: Werner Weimann für den Norden, Andreas Schmidt für den Süden sowie Andreas Kleffel für den Westen Deutschlands.

Neue Regionalvorstände werden Wilhelm Nüse (für Osteuropa, ohne BRE-Bank in Polen) und Peter Bürger (für Asien).

Die Leitung des Zentralen Geschäftsfelds Corporate Banking liegt künftig bei Martin Zielke, der bislang für das Geschäftsfeld Private Kunden zuständig war. Sein Vorgänger Ulrich Leistner übernimmt als Regionalvorstand unter anderem die Zuständigkeit für Westeuropa (ex London). Das Geschäftsfeld Private Kunden wird von Michael Mandel geleitet.

Press release

For the business editor

March 20, 2003

As the following press release was not simultaneously published in English, we present a summary of the main points of the German text here, followed by the complete German original text:

In the 2002 financial year, Commerzbank International S.A., Luxembourg (CISAL) achieved a distributable profit of 236m euros (2001: 135.5m), with income from disposals of equity holdings the largest item (175m euros). Despite weak stock market performance, net commission income was down only marginally, but interest income did not prove as strong as in 2001. Overall, trading revenues were satisfactory and precious metals business was encouraging. Existing provisions were reduced by 8.0m euros.

At 47.3m euros, operating expenses were a good 5% lower year on year. Total assets shrank 2.7% to 11.4bn euros. At end-2002, 41% (2001: 30%) of CISAL's funding was in the form of interbank borrowing.

It is proposed that the entire distributable profit be allocated to reserves. CISAL' s equity will then amount to 2,186m euros.

For 2003, CISAL' s management is cautiously optimistic. The main focus will be on optimising business procedures and using synergies within the Commerzbank Group in order to cut costs.

The original German text:

Commerzbank Luxemburg (CISAL) mit deutlich höherem Bilanzgewinn

Die Commerzbank International S.A., Luxemburg, erzielte im Geschäftsjahr 2002 einen Bilanzgewinn von 236 Mio Euro (2001: 135,5 Mio Euro), wovon Erträge aus Beteiligungsverkäufen mit 175 Mio Euro den größten Posten bildeten.

Trotz der anhaltenden Börsenflaute blieb das Provisionsergebnis nur geringfügig unter dem Vorjahreswert. Das gute Zinsergebnis aus dem Vorjahr konnte erwartungsgemäß nicht wiederholt werden, doch ist die Bank mit den Handelserträgen insgesamt zufrieden. Sehr erfreulich entwickelte sich das Edelmetallgeschäft, für das die CISAL im Commerzbank-Konzern weltweit zuständig ist. Aufgrund des sauberen

Verantwortlich: Commerzbank Aktiengesellschaft
Zentraler Stab Kommunikation - Presse -
60261 Frankfurt am Main
Tel. (069) 136 - 22830
Fax (069) 136 - 22008
E-Mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.de

Kreditportfolios konnte die Bank aus der bestehenden Risikovorsorge 8,0 Mio Euro erfolgswirksam ausbuchen.

Die im vorangegangenen Geschäftsjahr gestartete Kostenoffensive zeigte erste Wirkungen; der Verwaltungsaufwand lag mit 47,3 Mio Euro um gut 5% unter dem Vorjahreswert. Im Geschäftsjahr beschäftigte die Bank im Durchschnitt 276 Mitarbeiter (Vorjahr: 289).

Die Bilanzsumme verringerte sich im Jahresverlauf geringfügig um 2,7% auf 11,4 Mrd Euro. Rückläufig waren mit jeweils 0,5 Mrd Euro die Kundenforderungen sowie die Position Beteiligungen, während der Bestand an Schuldverschreibungen – insbesondere von öffentlichen Emittenten – um 1,0 Mrd Euro erhöht wurde.

Zum Bilanzstichtag refinanzierte die Bank ihr Geschäft zu 41% (Vorjahr 30%) aus Verbindlichkeiten gegenüber Kreditinstituten. Dem stand ein kräftiger Rückgang bei den Kundeneinlagen und bei den verbrieften Verbindlichkeiten gegenüber.

Der Orderntlichen Hauptversammlung wird vorgeschlagen, den gesamten Bilanzgewinn in Höhe von 236 Mio Euro den Rücklagen zuzuführen. Das Eigenkapital beträgt dann 2.186 Mio Euro.

Für das laufende Jahr ist die Geschäftsleitung der CISAL verhalten optimistisch. Da nicht mit einer raschen Erholung der Kapitalmärkte zu rechnen ist, liegt der Schwerpunkt in der Optimierung der Geschäftsprozesse und der Nutzung von Synergien mit anderen Konzernunternehmen im Rahmen der konzernweiten Kostenoffensive.

Press release

For the business editor

November 12, 2003

Successful placing of Commerzbank shares

Within a few hours, the placing of 53.3 million new Commerzbank shares had been successfully completed. The shares, which were offered by Commerzbank Securities (Sole Global Coordinator) together with Morgan Stanley as joint lead managers/joint book-runners in an accelerated book-building process, attracted great interest. The issue was oversubscribed more than four times over. It was also encouraging that – in a difficult market environment – the share' s price remained quite stable throughout the placement. This proves that institutional investors view Commerzbank's "d ouble strike", consisting of a revaluation of the bank' s securities and investments portfolio, on the one hand, and the capital increase, on the other, as a forward-looking and confidence-building measure.

The new shares were allocated at a price of 14.25 euros. The established issue price is about 2.4% below the weighted average price in Xetra from the opening to the closing of the book. As a result, Commerzbank will receive new funds of roughly 760m euros. The number of issued shares will be raised to almost 598 million by the capital increase.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com

Press release

For the business editor

July 4, 2003

Commerzbank sells its stake in Deutsche Börse AG

Commerzbank has now sold its stake of just over 4% in Deutsche Börse AG in the market. The placement was made by Commerzbank Securities.

Through this transaction, the bank has continued to systematically reduce its non-strategic holdings. Only last week, it was successful in placing its stake in the French bank Crédit Agricole.

Commerzbank AG
Corporate Communications-Press Relations
60261 Frankfurt am Main

Tel. (069) 136-22830
Fax (069) 136-22008
e-mail: Pressestelle@commerzbank.com
Internet: http://www.commerzbank.com